Filed Pursuant to Rule 424(b)(3)
Registration No. 333-261383

PROSPECTUS SUPPLEMENT NO. 3

(to prospectus dated April 6, 2022)

Up to 20,406,908 Shares of Common Stock

This prospectus supplement no. 3 (this “prospectus supplement”) amends and supplements the prospectus dated April 6, 2022 (as supplemented or amended from time to time, the “Prospectus”) which forms a part of our Registration Statement on Form S-1, as amended (Registration Statement No. 333-261383). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2022 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on The NASDAQ Stock Market LLC under the symbol “BTTX”. On June 6, 2022, the closing price of our common stock was $1.66 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 11 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 7, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 7, 2022

BETTER THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39864	85-3472546
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

548 Market Street #49404 San Francisco, California	94104
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (415) 887-2311

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	BTTX	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On June 7, 2022, the Company issued a press release titled “Better Therapeutics Appoints Frank Karbe as Chief Executive Officer”. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release issued by Better Therapeutics, Inc., dated June 7, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Better Therapeutics, Inc.

Dated: June 7, 2022	By:	/s/ Mark Heinen
	Name:	Mark Heinen
	Title:	Chief Financial Officer

Exhibit 99.1

Better Therapeutics Appoints Frank Karbe as Chief Executive Officer

SAN FRANCISCO, June 7, 2022 – Better Therapeutics, Inc. (NASDAQ: BTTX), a prescription digital therapeutics (PDT) company developing nutritional cognitive behavioral therapy (nCBT) to address the root causes of cardiometabolic diseases, today announced that Frank Karbe will join the company as President and Chief Executive Officer and serve as a member of the Board of Directors starting July 5th, 2022. Current CEO and company co-founder, Kevin Appelbaum, will continue to serve in that role until then.

“I’m thrilled to welcome Frank to the Better Therapeutics team,” said outgoing CEO Kevin Appelbaum. “Over the past seven years, I have had the privilege of assembling and leading an extraordinarily talented and committed team in creating, developing and validating a new class of treatments for cardiometabolic diseases. With positive primary endpoint data in-hand from our pivotal trial in type 2 diabetes, I am confident our first product is on track for a successful submission to the FDA and potential commercial launch in the upcoming year if authorized for marketing by the FDA. Frank’s long track record of building and financing life science companies will ensure that Better Therapeutics is able to capitalize on these results and bring life-changing prescription digital therapeutics to the providers and patients who need them most.”

Frank is a widely experienced senior executive, serving most recently as President and Chief Financial Officer of Myovant Sciences (Nasdaq: MYOV), where he led the company’s efforts to raise approximately $2 billion in capital and oversaw its evolution from a private start-up organization to a publicly listed commercial-stage company with two approved and marketed products. He also served for over a decade as Executive Vice President and Chief Financial Officer at Exelixis, Inc. (Nasdaq: EXEL), where he drove the biopharma company’s transformation from discovery to commercialization. Earlier in his career, he worked as an investment banker for Goldman Sachs & Co. focusing on corporate finance and mergers and acquisitions in the life sciences industry.

“Better Therapeutics is at an important stage in the company’s evolution, with the potential commercial launch of its first-in-class prescription digital therapeutic for the treatment of type 2 diabetes next year,” said incoming CEO Frank Karbe. “With the continued rise in cardiometabolic disease, like diabetes, heart disease, and liver disease, it’s more important than ever to complement medication with digital therapeutics that address the behavioral root causes of these diseases. It is an honor and a great opportunity to lead such a talented group of people in this emerging new sector of healthcare, as we advance and expand our digital therapeutics platform with a goal to fundamentally change the course of these diseases by empowering patients and providers and substantially reducing the cost of care.”

“On behalf of the board of directors, we are grateful to Kevin for taking Better Therapeutics from a mere idea to a company on the cusp of potentially commercializing our first product and creating a better way to treat metabolic diseases,” said David Perry, co-founder and Executive Chairman. “And we are proud to welcome Frank, whose involvement in the launch of three commercial products, success in raising over $4 billion for two public biotech companies and integral role in leading business development activities speak to a track record of tangible successes in the life sciences industry. Equally important, Frank’s shared passion for the company’s mission to treat the underlying causes of diseases makes him uniquely suited to lead Better Therapeutics.”

Earlier this year, Better Therapeutics reported positive primary endpoint data at day 90 evaluating the use of nCBT for the treatment of patients with uncontrolled type 2 diabetes. The study met its primary efficacy endpoint and demonstrated an excellent safety profile. Patients who received BT-001 demonstrated clinically meaningful and statistically significant improvement in A1c compared to control (mean improvement 0.4%; p-value < 0.0001). Secondary endpoint data following 180 days of treatment are expected early in Q3, 2022. With continued positive data, the company expects to file a de novo classification request with the FDA in the third quarter of 2022 seeking marketing authorization of BT-001 for the treatment of patients with type 2 diabetes.

About Better Therapeutics

Better Therapeutics is a prescription digital therapeutics (PDT) company developing a novel form of cognitive behavioral therapy to address the root causes of cardiometabolic diseases. The company has developed a proprietary platform for the development of FDA-regulated, software-based solutions for type 2 diabetes, heart disease and other conditions. The cognitive behavioral therapy delivered by Better Therapeutics’ PDT is designed to enable changes in neural pathways of the brain so lasting changes in behavior become possible. Addressing the underlying causes of these diseases has the potential to dramatically improve patient health while lowering healthcare costs. Better Therapeutics clinically validated mobile applications are intended to be prescribed by physicians and reimbursed like traditional medicines.

For more information visit: bettertx.com

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements in this press release include, but are not limited to, statements regarding the timing and results of the ongoing trial of BT-001 in patients with type 2 diabetes, Better Therapeutics’ plans regarding FDA submissions, the timing of and expectations regarding receipt of marketing authorization and the commercial launch of BT-001, expectations related to the potential benefits of BT-001 and nCBT and their potential treatment applications, and the timing and expectations related to the appointment of a new chief executive officer, among others. These forward-looking statements are based on the current expectations of the management of Better Therapeutics and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements including: risks related to Better Therapeutics’ business, such as the willingness of the FDA to authorize PDTs for commercial distribution and insurance companies to reimburse their use, market acceptance of PDTs, the risk that the results of previously conducted studies will not be repeated or observed in ongoing or future studies involving our product candidates and other risks and uncertainties included under the heading “Risk Factors” in Better Therapeutics’ annual report on form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission (SEC) on March 28, 2022, available at the SEC’s website at www.sec.gov, and those that are included in any of Better Therapeutics’ future filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of Better Therapeutics’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

Investor Relations:

Mark Heinen

IR@bettertx.com

Media:

Peter Duckler at Real Chemistry

pduckler@realchemistry.com